News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	January 2, 2024

Seabridge Gold Board Announces Senior Management Changes

Toronto, Canada… The Seabridge Gold board of directors today announced senior management changes in the Company in keeping with the Board's responsibility to strengthen senior management and plan for the orderly development of executive capacity within the Company. Ryan Hoel, P.E. is hereby appointed President and Chief Operating Officer and Tracey Meintjes is the new Senior Vice President, Technical Services.

Mr. Hoel joined Seabridge in September 2021 as Vice President, Projects to lead the Substantially Started activities at the Company's 100% owned KSM Project in northern B.C., Canada. He was subsequently named Senior Vice President and Chief Operating Officer in August 2022. Mr. Hoel has more than 25 years of experience in large-scale project management, development, and operations with companies including Rio Tinto, Lundin Mining, New Gold, Arizona Mining, and South32, where he held various Executive and Project Director roles.  Mr. Hoel holds a Bachelor of Science in Mining Engineering from the South Dakota School of Mines and Technology, an MBA from Westminster Gore School of Business, and is a registered Professional Engineer.

Concerning the appointment of Mr. Hoel, Chairman and CEO Rudi Fronk said that "Ryan has successfully increased his span of responsibilities step by step since joining us and it is now appropriate to recognize him as my second-in-command."

Mr. Meintjes joined Seabridge in October 2021 as Vice President, Engineering Studies bringing 27 years of experience in mining project development in North and South America, Europe and Africa. Prior to joining Seabridge, Tracey worked for Anglo American, Anglo Gold, Rio Tinto and Teck, followed by consulting experience in mine evaluations, acquisitions, metallurgical process development, strategic mine planning, and operations value optimization. He is a Professional Engineer and Qualified Person in terms of NI 43-101, has co-authored numerous technical reports, and has been involved in a number of mining projects that have successfully advanced from early stage to construction and commissioning. Mr. Meintjes worked as consultant on the development of the KSM Project for more than 10 years prior to joining Seabridge full time.

Fronk noted that Peter Williams is retiring as Senior Vice President, Technical Services. "Peter is a brilliant engineer who supervised all the engineering work at our projects for more than 10 years and had the leadership role in the design of our KSM project. His work has won acclaim for its sensitivity to environmental issues and its emphasis on sustainability. In his role, Peter mentored Tracey Meintjes who now steps into this key position. Peter will continue to be available as a consultant while we work towards acquiring and establishing a joint venture partnership for KSM. All our stakeholders owe Peter an immense debt of gratitude for his outstanding contribution to our Company," said Fronk. In response, Mr. Williams expressed his thanks to Seabridge personnel for their support, hard work and especially their dedication to excellence that "made my job much easier and more enjoyable."

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
Telephone: 416-367-9292   www.seabridgegold.com

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at https://www.seabridgegold.com/.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com